                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934



                  GLOBAL ONE DISTRIBUTION & MERCHANDISING INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)




                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   378927 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Joseph P. Bartlett, Esq.
                         Kinsella, Boesch, Fujikawa & Towle, LLP
           1901 Avenue of the Stars, 7th Fl., Los Angeles, California 90067
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 October 27, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 378927 10 7                                             PAGE 2 OF 6

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         EREKESEF SECURITIES LIMITED
         Social Security No.:  None

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) ____  (b) ____


3        SEC USE ONLY


4        SOURCE OF FUNDS:  WC
         (See response to Item 3)

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)


6        CITIZENSHIP OR PLACE OF ORGANIZATION
         BRITISH VIRGIN ISLANDS

NUMBER OF                                   7        SOLE VOTING POWER
SHARES                                               8,000,000
BENEFICIALLY
OWNED BY                                    8        SHARED VOTING POWER
EACH                                                 0
REPORTING
PERSON                                      9        SOLE DISPOSITIVE POWER
WITH                                                 8,000,000

                                            10       SHARED DISPOSITIVE POWER
                                                     0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,000,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT SHOWN IN ROW (11)
         39.97%

14       TYPE OF REPORTING PERSON
         CO

                                                                     PAGE 3 OF 6
ITEM 1.           SECURITY AND ISSUER

                  This statement of beneficial ownership on Schedule 13D (the "Statement") relates to shares of the common stock, $.01 par value (the "Common Stock"), of Global One Distribution & Merchandising Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 5548 Lindbergh Lane, Bell, California 90201-6410.


ITEM 2.           IDENTITY AND BACKGROUND

                 This Statement is filed by Erekesef Securities Limited ("Erekesef"), a British Virgin Island corporation, 100% of the outstanding capital of stock which is owned by Kevin Bermeister, who is the President and sole executive officer of Erekesef. The address of the principal executive offices of Erekesef is Post Office Box 438, Tropic Island Bldg., Wickham Cay, Roadtown, Totola, British Virgin Islands.


                 Mr. Bermeister and Tradehold Limited, a British Virgin Islands corporation, are the directors of Erekesef. Mr. Bermeister is also the managing director of Sega Ozisoft Pty. Ltd., a software distributor.

                 The following table presents the name, business address and principal occupation of the directors and executive officers of Erekesef:

                                         Directors
Name                                  Business Address                  Principal Occupation
----                                 -----------------                  --------------------
K. Bermeister                        Level 53, MLC Centre               Managing Director
                                     King Street                        Sega Ozisoft Pty.
                                                                        Ltd.

                                                                        200 Coward Street
                                                                        Mascot, New South
                                                                        Wales, 2020
                                                                        Australia


Tradehold Limited                    P.O. Box 438                       Company
                                     Tropic Island Building             Administrator,
                                     Wickham Cay, Roadtown              providing
                                     Tortola                            administrative,
                                     British Virgin Islands             management and
                                                                        accounting services


                 During the past five years none of Erekesef or its officers, directors or shareholders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                 During the past five years none of Erekesef or its officers, directors or shareholders has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 Kevin Bermeister is a citizen of Australia. Tradehold Limited is a British Virgin Islands corporation.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Erekesef acquired the shares of the Common Stock in exchange for 100% of the capital stock of L.J.R. Trading, Inc. ("LJR"), a corporation wholly-owned by Erekesef. The principal assets of LJR consisted of accounts receivable, goods, merchandise, personal property, machinery, equipment, furniture and fixtures, and ledger sheets, files, documents, records and other instruments acquired by Senoral, Inc., from OSP Publishing, Inc., a subsidiary of the Company, at a public sale conducted on October 8, 1997. OSP Publishing, Inc. is a wholly owned subsidiary of the Company. Erekesef acquired the foregoing assets using general corporate funds.


ITEM 4.           PURPOSE OF TRANSACTION

                  Erekesef acquired the Common Stock pursuant to the terms of a Share Exchange Agreement, dated as of October 24, 1997 (the "Share Exchange Agreement") by and between Erekesef and the Company. Pursuant to the Share Exchange Agreement, the Company agreed to expand the size of the Board of Directors of the Company to seven persons, and to appoint a total of 3 designees of Erekesef to be directors of the Company. The Company also agreed to include designees of Erekesef in management's nominees to be directors of the Company and to support such nominees' election at future meetings of shareholders of the Company. Erekesef has not yet exercised the right to appoint directors. Erekesef has acquired the shares of common stock for investment. Except for its intent to designate directors to serve on the Board of Directors of the Company, Erekesef has no plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, Erekesef reserves the right to propose or undertake or participate in any of the foregoing actions in the future.

                                                                     PAGE 5 OF 6
ITEM 5.           INTEREST IN SECURITIES OF ISSUER

(a)      Amount beneficially owned:                                 8,000,000

         Percent of Class:                                               39.7

(b)      Number of shares as to which such person has:

         (i)               Sole power to vote or to
                           direct the vote:                         8,000,000

         (ii)              Shared power to vote or
                           to direct the vote:                              0

         (iii)             Sole power to dispose of
                           or direct the disposition of:            8,000,000

         (iv)              Shared power to dispose of
                           or direct disposition of:                        0


--------------------------------------------------------------------------------

1    Based upon the number of shares outstanding as of August 8, 1997.





(c)      Not applicable.

(d)      Not applicable.

(e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Erekesef has no contracts, arrangements, understandings or relationships with respect to the Common Stock required to be described pursuant to Item 6 of Schedule 13D.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  Exhibit A:      Share Exchange Agreement between Global One
                                  Distribution & Merchandising, Inc. and
                                  Erekesef Securities Limited dated as of
                                  October 24, 1997.

                                                                     PAGE 6 OF 6
                                   SIGNATURE


            After reasonable inquiry, to the best of my knowledge and belief, I certify that the information set forth in this statement of beneficial ownership on Schedule 13D is true, complete and correct.

DATED: November 4, 1997                   Signed: Erekesef Securities Limited



                                          /S/ KEVIN BERMEISTER
                                          -----------------------------------
                                          Kevin Bermeister, President

                                    EXHIBIT








                            SHARE EXCHANGE AGREEMENT

                                    BETWEEN

                  GLOBAL ONE DISTRIBUTION & MERCHANDISING INC.

                                      AND

                          EREKESEF SECURITIES LIMITED

                          DATED AS OF OCTOBER 24, 1997

                            SHARE EXCHANGE AGREEMENT

         THIS SHARE EXCHANGE AGREEMENT (this "Agreement") is made and entered into as of October 24, 1997, by and between Erekesef Securities Limited, a British Virgin Islands company, and Global One Distribution & Merchandising Inc., a Delaware corporation ("Global"). Certain capitalized terms used herein are defined in Section 8 hereof.

                                R E C I T A L S

         A. Erekesef is the owner of all the outstanding shares (the "LJR Shares") of the Common Stock of L.J.R. Trading, Inc., a California corporation ("LJR");

         B. Erekesef desires to sell to Global and Global desires to purchase from Erekesef, the LJR Shares, on the terms and subject to the conditions set forth herein;

         C. In consideration for the LJR Shares, Global will issue to Erekesef Common Stock, par value $0.01 per share, of Global (the "Global Shares") as described in Section 1.2; and

                               A G R E E M E N T

                 NOW, THEREFORE, in consideration of the premises and mutual representations, warranties and covenants herein contained, Global and Erekesef hereby agree as follows:

         I.      SHARE EXCHANGE.

                 A. AGREEMENT TO SELL AND PURCHASE LJR SHARES. Subject to the terms and conditions of this Agreement, Erekesef agrees to sell, and Global agrees to purchase from Erekesef, the LJR Shares, in exchange for the Global Shares described in Section 1.2.

                 B. AGREEMENT TO SELL AND PURCHASE GLOBAL SHARES. Subject to the terms and conditions of this Agreement, Global agrees to issue, and Erekesef agrees to purchase from Global, in exchange for the LJR Shares, eight million (8,000,000) Global Shares.

                 C. SHARES TO BE DELIVERED AT CLOSING. The purchase and sale of the LJR Shares and the Global Shares shall take place at a closing (the "Closing") to be held at the offices of Kinsella, Boesch, Fujikawa & Towle, LLP at 11:00 A.M., local time, on October 24, 1997, or on such other date as may be agreed upon in writing by Global and Erekesef (the "Closing Date"). At the Closing, (a) Erekesef shall deliver to Global a certificate or certificates representing the LJR Shares and stock powers executed in favor of Global sufficient to validly transfer title to the LJR Shares, and ownership thereof, to Global, and (b) Global shall deliver to Erekesef a certificate or certificates representing the Global Shares to be issued at the Closing to Erekesef.

                 D. LEGENDS. All certificates representing the LJR Shares and the Global Shares shall bear a legend in substantially the following form:

         THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") OR ANY APPLICABLE STATE LAW, AND MAY NOT BE SOLD, PLEDGED, HYPOTHECATED, ASSIGNED, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT IN ACCORDANCE WITH THE ACT AND THE RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION

         THEREUNDER AND WITH APPLICABLE STATE LAWS AND REGULATIONS.

         II. REPRESENTATIONS AND WARRANTIES OF GLOBAL. As a material inducement to Erekesef to enter into and execute this Agreement and to perform its covenants, agreements, duties and obligations hereunder, and in consideration therefor, Global hereby makes the following representations and warranties (as used in this Section 2 the term "Global" shall be deemed to refer also to any Subsidiary of Global (as defined in Section 2.3)).

                 A. ORGANIZATION, ETC. OF GLOBAL; AUTHORIZATION; ENFORCEABILITY. Global is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has all requisite corporate power and authority to own and hold under lease the properties and assets it purports to own and hold under lease and to carry on its business as now being conducted and as presently proposed to be conducted, and is duly qualified or licensed as a foreign corporation and is in good standing in each jurisdiction where the character of the properties owned or leased by it or the nature of the business transacted by it makes qualification therein necessary, except where the failure to be so licensed or qualified would not have a material adverse effect on the business or properties of Global. Global has heretofore delivered to Erekesef accurate and complete copies of Global's certificate of incorporation and bylaws, together, in each case, with any amendments thereto to the date hereof. All corporate and other actions required to be taken by or on the part of Global to authorize Global to execute and deliver this Agreement (including, without limitation, approval by the Board of Directors of Global) and to perform its obligations hereunder have been duly and validly taken. This Agreement constitutes the legal, valid and binding obligation of Global and is enforceable against Global in accordance with its terms, subject to applicable bankruptcy, insolvency or other similar laws or proceedings limiting creditors' rights generally and to general equitable principles.

                 B. CAPITAL STRUCTURE OF GLOBAL; ISSUANCE OF SECURITIES. The authorized and outstanding capital stock of Global is as set forth on
Schedule 2.2 hereto. All outstanding shares are validly issued, fully paid and non-assessable. Except as set forth on Schedule 2.2, there do not exist any other authorized or outstanding securities, options, warrants, calls, commitments, rights to subscribe or other instruments, agreements or rights of any character convertible into or exchangeable for, or requiring or relating to the issuance, transfer or sale of, any shares of capital stock or other securities (collectively, "Equity Securities") of Global. The issuance and sale of the Global Shares to Erekesef has been duly authorized and if, when and as delivered to Erekesef, the Global Shares will be duly and validly issued and outstanding, fully paid and nonassessable and will be free of any Lien, other than those imposed pursuant to this Agreement and securities laws of general application.

                 C. SUBSIDIARIES OF GLOBAL. Schedule 2.3 sets forth a list of all Persons in which Global has an equity or profit interest (each a "Subsidiary"). The Company owns 100% of the capital stock of each Subsidiary. Except for the Subsidiaries, Global does not hold any equity or profit interest in any other Person.

                 D.       FINANCIAL STATEMENTS.

                 1. Global has provided to Erekesef complete and accurate copies of Global's Annual Report on Form 10-K for the year ended December 31, 1996, the Quarterly Reports on Form 10-Q for the two fiscal quarters ending June 30, 1997, and its Current Reports on Form 8-K dated October 6, 1997 and October 8, 1997, each, as amended to date (collectively, the "Reports"), which include the consolidated financial statements of Global for the fiscal year ended December 31, 1996 and for the quarters ended June 30, 1997 (collectively, the "Global Financial Statements"). Each of the Reports complied in all material respects with the rules of the SEC applicable to such Report on the date filed with the SEC, and none of the Reports contained, on the date of filing with the SEC, any untrue statement of a material fact, or omitted to state any material fact necessary to make the statements therein, in light of the circumstances in which they were made, not materially misleading. Except for the Reports, Global has not filed any other report with the SEC since June 30, 1997. All of the Global Financial Statements (subject to year-end accruals in the case of the 1997 financial statements): (i) have been prepared from and on the basis of, and are in accordance with, the books and records of Global and with generally accepted accounting principles applied on a basis consistent with prior accounting periods; (ii) fairly and accurately present the financial condition of Global as of the date of each such Global Financial Statement and the results of its operations for the periods therein specified; and (iii) except in the case of the 1997 financial statements, are accompanied by the audit opinion of Global's independent public accountants. There are no undisclosed liabilities which should be disclosed in the Global Financial Statements pursuant to generally accepted accounting principles.

                 E. AFFILIATE TRANSACTIONS. Except as set forth in the Reports or in Schedule 2.5, Global is not a party to any transaction involving, and has no direct or indirect obligation or liability to, any of its Affiliates (as defined in Section 8).

                 F.       ABSENCE OF CHANGES.  Except (a) as set forth on
Schedule 2.6, (b) as disclosed in Reports filed with the SEC and (c) the Public Sale referred to in Section 3.5, since June 30, 1997, there has not been nor is there currently pending any material change in the business, business plan, operations, commercial practices, prospects, properties, assets or condition, financial or otherwise, of Global other than changes in the ordinary course of business, none of which, singly or in the aggregate, has been materially adverse;

                 G. TAX RETURNS AND AUDITS. Global has paid all employment withholding taxes required to be paid by it to date.

                 H. PENDING LITIGATION OR PROCEEDINGS. Except as disclosed in the Reports or as set forth on Schedule 2.8, there is not pending, or, to the best knowledge of Global, threatened, any action, suit, or legal, administrative, arbitration or other proceeding or Governmental investigation, or any change in zoning or building ordinances affecting the real property or leasehold interests of Global, its properties, assets or business, nor any facts which might result in such action, which may result in any adverse change in the business, operations, prospects, properties, assets or conditions, financial or otherwise, of Global.

                 I. EMPLOYEE BENEFITS. Global is not, and has never been subject to any retirement, pension, profit sharing or other similar plan which is or was subject to the Employee Retirement Income Securities Act of 1974, as amended ("ERISA"); no "prohibited transaction" within the meaning of Section 406(a) of ERISA, and no "reportable event" within the meaning of Section 4043(b) of ERISA, has occurred with respect to any employee benefit plan of Global; all employee benefit plans have been established and operated in full compliance with all applicable laws, rules and regulations.

                 J. INVESTMENT REPRESENTATION; RESTRICTIONS UPON RESALE. Global shall acquire the LJR Shares only for Global's own account for investment and not with a view to, or for resale in connection with, any "distribution" thereof for purposes of the United States Securities Act of 1933, as amended (the "Act") or in violation of applicable state securities laws. Global acknowledges that the LJR Shares have not been registered under the Act and can be transferred only if so registered or if an exemption from such registration is available. Global has such knowledge and experience in financial and business matters that it is capable of protecting its own interests in connection with the acquisition of the LJR Shares. Global has executed and delivered to Erekesef a letter of investment intent in the form attached as Exhibit "A" hereto.

         III. REPRESENTATIONS AND WARRANTIES OF EREKESEF. As a material inducement to Global to enter into and execute this Agreement and to perform its covenants, agreements, duties and obligations hereunder, and in consideration therefor, Erekesef hereby makes the following representations and warranties, each of which (a) is material and is being relied upon by Global as a material inducement to enter into this Agreement and (b) is true at and as of the date hereof and shall be true at and as of the Closing Date with the same effect as if such representations and warranties had been made at and as of the Closing Date.

                 A. ORGANIZATION, ETC. OF LJR. LJR is a corporation duly organized, validly existing and in good standing under the laws of the State of California, has all requisite corporate power and authority to own and hold under lease the properties and assets it purports to own and hold under lease and to carry on its business as now being conducted and as presently proposed to be conducted, and is in good standing in each jurisdiction where the character of the properties owned or leased by it or the nature of the business transacted by it makes qualification therein necessary, except where the failure to be so licensed or qualified would not have a material adverse effect on the business or properties of LJR.

                 B. CAPITAL STRUCTURE OF LJR. The LJR Shares have been validly issued, are fully paid and non-assessable and are owned by Erekesef, free and clear of any Liens. Except for the LJR Shares, there do not exist any other authorized or outstanding securities, options, warrants, calls, commitments, rights to subscribe or other instruments, agreements or rights of any character convertible into or exchangeable for, or requiring or relating to the issuance, transfer or sale of, any shares of capital stock or other securities of LJR.

                 C. SUBSIDIARIES OF LJR. LJR does not have an equity or profit interest in any other Person.

                 D. BUSINESS OPERATIONS. Except for the assets and liabilities described in Section 3.5 and Section 3.6, LJR has conducted no operations, and has no material assets or liabilities.

                 E. OWNERSHIP OF ASSETS. LJR is the owner of all of the following assets (the "OSP Assets") acquired by Senoral, Inc. ("Senoral") from OSP Publishing Inc. at a public sale conducted on October 8, 1997 (the "Public Sale"):

                          1.      all receivables outstanding and not paid on
October 22, 1997, at 6:00 p.m., plus any amounts in the OSP lockbox account, in each case acquired by Senoral at the Public Sale, subject to the obligation of LJR to pay to Joseph C. Angard, if, as and when collected, 45% of the receiveables, up to the total amount of approximately $720,000 due to Joseph C. Angard pursuant to an intercreditor agreement between Angard and Senoral;

                          2.      all goods, merchandise and other personal
property acquired by Senoral at the Public Sale;

                          3.      all machinery, equipment, furniture and
fixtures acquired by Senoral at the Public Sale;

                          4.      all ledger sheets, files, records, documents
and instruments (including but not limited to computer programs, tapes and related electronic data processing software) evidencing an interest in or relating to the above, in each case to the extent acquired by Senoral at the Public Sale; and

                          5.      all patents, patent applications, copyrights,
and royalties acquired by Senoral at the Public Sale.

Notwithstanding the foregoing, the OSP Assets do not include any assets acquired from Senoral to the extent that such assets have been physically altered, damaged, lost or converted. Global acknowledges that it has maintained possession of all such assets at all times since the Public Sale.

                 F. TITLE TO PROPERTIES OF LJR. Subject to receipt of all consents described in

Section 4.3, LJR has title to all of the OSP Assets, free and clear of all Liens other than Liens for sales taxes and Liens on the OSP Assets which existed immediately prior to the Public Sale or which attached to the OSP Assets as a result of actions taken by the owner or owners of such assets prior to the Public Sale. Global acknowledges that except as set forth above, Erekesef makes no representations regarding the assets of LJR, and, through ownership of the LJR Shares, Global shall acquire indirect title to the OSP Assets on an "as is" basis. Global acknowledges that no agent, employee or representative of Erekesef has made any representation or warranty concerning the OSP Assets, and it is the intent of the parties to provide in this Agreement an effective disclaimer of all express warranties with respect to the OSP Assets. Both parties are represented by counsel and have reduced the entire agreement of the parties to this writing. No statement of fact, promise, representation, affirmation or other indication has been made with respect to the quality of the OSP Assets, the collectibility of the receivables, the enforceability of intellectual property rights, the condition of the machinery, equipment, furniture and fixtures, the condition of the records or any other matter, except as is expressly set forth in this Agreement.

                 G. PENDING LITIGATION OR PROCEEDINGS. There is not pending, or, to the best knowledge of Erekesef, threatened, any action, suit, or legal, administrative, arbitration or other proceeding or Governmental investigation, or any change in zoning or building ordinances affecting the real property or leasehold interests of LJR, its properties, assets or business, nor any facts which might result in such action, which may result in any adverse change in the business, operations, prospects, properties, assets or conditions, financial or otherwise, of LJR.

                 H. AUTHORITY OF EREKESEF TO SELL THE SHARES. This Agreement has been duly executed and delivered by Erekesef and constitutes Erekesef's legal, valid and binding agreement, enforceable against Erekesef in accordance with its terms, except to the extent that enforceability may be limited by applicable reorganization, insolvency, liquidation, readjustment of debt or other similar laws and judicial decisions generally affecting the enforcement of rights of creditors and by general principles of equity. Erekesef owns and holds of record the LJR Shares to be delivered by Erekesef at the Closing in accordance with Section 1.2 hereof, and Erekesef has full voting power over such shares, subject to no proxy, shareholders' agreement or voting trust, and has full right, power and authority to sell and deliver such shares to Global in the manner provided for in this Agreement. Upon delivery of the certificates representing the LJR Shares by Erekesef to Global, Erekesef will transfer to Global and Global will acquire good title to the LJR Shares, free and clear of all Liens other than Liens created by this Agreement and by securities laws of general application.

                 I. INVESTMENT REPRESENTATION; RESTRICTIONS UPON RESALE. Erekesef shall acquire the Global Shares only for Erekesef's own account for investment and not with a view to, or for resale in connection with, any "distribution" thereof for purposes of the United States Securities Act of 1933, as amended (the "Act") or in violation of applicable state securities laws. Erekesef acknowledges that the Global Shares have not been registered under the Act and can be transferred only if so registered or if an exemption from such registration is available. Erekesef has executed and delivered to Global a Letter of Investment Intent in the form attached as Exhibit "B" hereto.

         IV.     CONDUCT PENDING CLOSING.

                 A. CONDUCT OF THE AFFAIRS OF GLOBAL PENDING THE CLOSING. From the date of this Agreement until October 31, 1997, Global is authorized, without notice to Erekesef, to purchase from Erekesef such items of inventory included in the OSP Assets as it actually ships during such period, in exchange for a payment to LJR equal to one-half the net sales price received for such inventory by Global; provided, that upon the Closing of the transactions contemplated hereby, such assets shall instead be deemed to be sold to Global in consideration of the Global Shares described herein. The purchase of Inventory by Global shall be made upon the following terms and conditions:

                 1. Global shall only purchase such Inventory as it ships, on a day-to-day basis, in the ordinary course of business, consistent with past practices;

                 2. Global shall not sell any Inventory for less than 75% of the customary sales price of such Inventory;

                 3. Global shall not sell any Inventory in a bulk sale or to any Affiliate of Global. As used herein, the term, "Affiliate" means (1) any person who is an "affiliate" of a person as defined in Rule 12b-2 of the United States Securities Exchange Commission under the United States Securities and Exchange Act of 1934, as amended, (2) any person who is a director, officer or partner or holds a similar position with any entity in which such person has a 10% or greater equity or profit interest, and (3) any family member of a person referred to in (1) or (2);

                 4. Global shall provide to LJR a weekly report, within 3 business days following the end of each week, describing all items of Inventory purchased hereunder and setting forth Global's sales price therefore;

                 5. Global covenants and agrees that it shall not purchase any item of Inventory until it has received and provided to LJR proof that it has received adequate written consents to sell the Inventory from the copyright holders, licensors and others with intellectual property rights relating to the Inventory;

                 6. Global agrees to fully indemnify and hold LJR and Erekesef harmless from and to defend LJR and Erekesef and their affiliates (the "Indemnified Parties") against, any and all Damages (as defined below) incurred or suffered by the Indemnified Parties arising out of Global's failure to obtain all consents described in Section 4.1(e). No investigation by LJR or Erekesef at or prior to the date hereof shall relieve Global of any liability
hereunder.   "Damages" as used herein shall mean any and all claims, actions, demands, losses, costs, expenses, liabilities, damages and recoveries to the full amount of the actual damage occasioned by each deficiency, misrepresentation, inaccuracy, omission or breach in each case including interest, penalties or other damage (including, without limitation, reasonable attorneys' fees and other costs and expenses reasonably incurred in investigating or in attempting to avoid the same or oppose the imposition thereof or of enforcing this indemnity); and

                 (g) Subject to receipt of all consents described in Section 4.1(e), LJR shall convey to Global title to each item of Inventory purchased hereunder, free and clear of any lien other than liens for sales taxes or liens created as a result of actions taken prior to the public sale of the Inventory on October 8, 1997.

         If the Closing does not occur within seven days following the date hereof, all payments for inventory due under this Section 4.1 shall be immediately due and payable. Subject to the express limitations and restrictions set forth in this Agreement, Global shall not act or fail to act in a manner which is likely to result in any representation or warranty of Global hereunder not to be true and correct as of the Closing or which, if occurring after the Closing Date, would violate the covenants of Global set forth herein or require the approval of Erekesef pursuant to the terms hereof.

                 B. COVENANT TO USE BEST EFFORTS TO CLOSE. Erekesef and Global hereby covenant and agree to use their respective best efforts to perform each of their obligations hereunder, to satisfy all of the conditions set forth in this Agreement and to close the transactions contemplated by this Agreement on the Closing Date.

                 C. CONSENTS TO SALES. Global covenants and agrees that it shall not sell any item of Inventory until it has received and provided to LJR proof that it has received adequate written consents to sell the Inventory from the copyright holders, licensors and others with intellectual property rights relating to the Inventory.

         V. COVENANTS OF GLOBAL. Global covenants and agrees with Erekesef that during the term of this Agreement, unless otherwise consented to in writing by Erekesef:

                 A.       BOARD OF DIRECTORS; VOTING OF GLOBAL SHARES.

                 1. APPOINTMENTS. At the Closing, Global shall cause three persons nominated by Erekesef to be appointed to the Board of Directors of Global, and shall set and maintain the size of the Board of Directors of Global at seven (7). In addition, Global shall cause the Board of Directors to be maintained as a classified board of three classes, with directors of each class serving for a period of three years. Each of Erekesef's nominees shall be appointed to serve in a separate class. At least one of Erekesef's nominees shall be appointed to and maintained as a member of each Board of Directors of each Subsidiary of Global, and of each Committee of the Board of Directors of Global and each Subsidiary of Global.

                 2. VOTING. For a period of three years and for so long as Erekesef maintains at least a 5% interest in the Equity Securities of Global, at the request of Erekesef, from time to time, up to three designees of Erekesef shall be appointed to the Board of Directors of Global: (i) upon expiration of the term of any such designee, Global shall include and support a designee of Erekesef as part of management's nominees for Directors, and (ii) upon the termination of either such designee's services as a director other than upon the expiration of term of office, Global shall appoint in the place of such director a replacement designated by Erekesef. Notwithstanding the foregoing, if Erekesef's interest in the outstanding Global Shares falls below 20%, it shall be entitled to have only two nominees appointed, maintained and supported as nominees to be directors of Global, as described above, and if Erekesef's interest in the outstanding Global Shares falls below 10%, it shall be entitled to have only one nominee appointed, maintained and supported as a director of Global, as described above.

                 3. ATTENDANCE AT BOARD MEETINGS. For a period of three years, and at any time when Erekesef does not have a nominee sitting on the Board of Directors of Global, then Erekesef shall have the right, directly or through an agent, to attend all meetings of the Board of Directors of Global and each Subsidiary, and all committees thereof, and shall be provided prior written notice of all such meetings in the manner notices are provided to directors, provided that if advance notice is not provided to directors, Global shall provide advance notice to Erekesef, via fax as set forth below and shall use its best efforts to allow Erekesef or its agent to attend such meetings telephonically or otherwise. In addition, Global shall deliver to Erekesef copies of all actions by written consent of the directors of Global and each subsidiary, and each committee thereof. Erekesef shall execute a confidentiality agreement in form reasonably acceptable to Global. Notwithstanding the foregoing, Erekesef may be excluded from those portions of meetings which are conducted solely for the purpose of (a) discussing transactions between the company and/or any Subsidiary, on one hand, and Erekesef and its affiliates, on the other hand, or (b) communicating to and receiving advice from counsel.

                 B.       REGISTRATION RIGHTS.

                 1. RESALE REGISTRATION. Until the earlier of the third anniversary of the Closing Date and the date Erekesef shall become entitled to sell the Global Shares pursuant to subsection (k) of Rule 144, Erekesef shall have the right to require Global to file with the Securities and Exchange Commission (the "SEC"), a registration statement on Form S-3 (or such other form as the SEC may from time to time prescribe for such purposes) covering the Global Shares (the "Resale Registration Statement") and to cause the Resale Registration Statement to be declared effective by the SEC within 90 days thereafter and to maintain the effectiveness of the Resale Registration Statement until the earlier of (i) the completion of the offering covered by the Resale Registration Statement, and (ii) the date Erekesef shall become entitled to sell the Global Shares pursuant to subsection (k) of Rule 144; in the event Global proposes to register an underwritten offering of its Common Stock for its own account under the Act, it shall have the right to delay or suspend the filing or effectiveness of the Resale Registration Statement for up to an aggregate of 104 days in any 12-month period to facilitate such registration. If Erekesef proposes to effect an underwritten offering, Global shall enter into an underwriting agreement in customary form with the managing underwriter selected by Erekesef.

         Notwithstanding the foregoing, in the event of a material development in the business of Global, Global shall advise Erekesef of such event and Erekesef shall cease using the prospectus included in the Resale Registration Statement until forty-eight (48) hours following the public disclosure of such event. Global shall promptly disclose all such material developments provided that it shall be entitled to delay such disclosure for a reasonable period of time for valid business purposes, not to exceed five (5) business days without the consent of Erekesef, not to be unreasonably withheld.

         Erekesef shall pay the registration filing fee and legal costs related to the preparation of the Resale Registration Statement (provided that Global shall use lawyers reasonably designated by Erekesef for such purpose), and Global shall pay all expenses related to the preparation and filing of reports to the Securities and Exchange Commission under the Securities Exchange Act of 1934 and all other documents incorporated by reference into the registration statement, including the cost of responding to comments of the SEC relating to the documents which have been incorporated by reference into the registration statement.

                 2. PIGGY BACK REGISTRATION RIGHTS. If, at any time or from time to time, Global determines to register any of its securities for its own account or the account of any other shareholder, other than a registration relating to employee benefit plans (or the resale of securities acquired pursuant thereto) or a transaction pursuant to Rule 145 of the SEC, Global shall include in such registration such number of the Global Shares as Erekesef shall elect in writing (which election may be rescinded at any time prior to the sale of such securities) within twenty (20) business days following receipt of notice of such registration, provided that, if such registration is underwritten, it shall be a condition that Erekesef participate in such underwriting and enter into an underwriting agreement in customary form with the managing underwriter selected by Global. If the managing underwriter determines that market forces require limitation of the number of shares to be underwritten, then, so long as Global is not in violation of its obligations pursuant to Section 5.2(a), the number of Global Shares owned by Erekesef to be included in the registration may be limited to no less on a pari passu basis with other shareholders; if Global is in violation of such obligations, then Erekesef shall be entitled to cause all Global Shares held by it to be included in the registration in preference to all other shareholders of Global.
Erekesef shall have the right to approve the underwriter of any offering by Global, such approval not to be unreasonably withheld.

         All registration expenses (excluding the cost of special legal counsel to be retained by Erekesef) in connection with the registrations contemplated by this Section 5.2 shall be borne by Global, but all direct selling expenses of Erekesef (including broker fees and underwriting commissions) shall be borne by Erekesef. In connection with any such registration statement, Erekesef shall promptly furnish Global with such written representations, information and consents regarding Erekesef, the Global Shares and the intended method of distribution of the Global Shares as shall be necessary for inclusion in the Registration Statement.

                 C. MANAGEMENT MEETINGS. At the request of Erekesef, no more than four (4) times per year, management of Global shall meet (the "Management Meetings") with Erekesef at Global's offices to discuss the performance, prospects and strategies of Global. The Management Meetings shall be utilized to discuss the general business and prospects of Global and its Subsidiaries. The management of Global shall attend such meetings, and Global shall use good faith efforts to discuss any concerns of Erekesef with respect to the business and prospects of Global. Erekesef shall bear its own expenses in connection with such meetings.

                 D.       PREEMPTIVE RIGHTS.

                 1. RIGHT TO PURCHASE. Except for the transaction currently contemplated between Global and Michael Malm, substantially on the terms set forth in the draft provided to Erekesef's counsel on October 15, 1997 (the "Malm Transaction"), for three years following the date hereof, in the event Global determines to issue additional debt securities or Equity Securities or rights therefor, Global shall so inform Erekesef, and Erekesef shall have the right, exercisable within twenty (20) days of receipt of written notice from Global, to elect to purchase (which election may be rescinded at any time prior to the issuance of such securities), at a price per share equal to the purchase price at which such securities are proposed to be offered by Global, a percentage of such securities equal to Erekesef's then current percentage ownership interest in the Global Shares. The foregoing rights shall not apply to an issuance of Equity Securities which are outstanding on the date hereof or which are issuable upon the exercise, exchange or conversion of such outstanding Equity Securities in accordance with their terms on the date hereof.

                 2. NON-CASH CONSIDERATION. If Global proposes to issue Global Shares for non-cash consideration, Global shall be deemed to have issued such Global Shares for cash in an amount equal to the fair market value of the cash, securities and other property received by Global for such Global Shares. If Global proposes to issue Shares for non-cash consideration, Global shall provide to Erekesef a description of the transaction which shall specify Global's estimate of the fair market value of such consideration, which estimate shall conclusively bind Global, but not Erekesef. Erekesef may, by giving written notice to Global, challenge such estimate in which case the parties shall endeavor in good faith to negotiate and agree upon the fair market value of the non-cash consideration. Erekesef shall have the right to request and receive responses to inquiries and such other information from Global as it may reasonably request to allow it to ascertain the fair market value of the non-cash consideration. All such documents and information shall be supplied promptly. If the parties are unable to reach agreement on such issue within ten (10) days following the delivery of notice to Global of the challenge of the fair market value of the non- cash consideration, the parties shall submit such issue for resolution to a mutually agreeable national accounting firm with whom neither party then has a professional relationship (the "Independent Accountant") for final determination using the following procedures. Each party shall submit its determination of the fair market value of the non-cash consideration, together with reasonable supporting materials, including materials reasonably requested by the Independent Accountant. The Independent Accountant shall promptly thereafter choose between the submitted valuations and declare one valuation as the conclusive and binding valuation. No party may challenge, dispute or otherwise contest the Independent Accountant's choice (judicially or otherwise) except on the grounds of actual fraud or manifest error. Erekesef shall have ten (10) days following the determination by the Independent Accountant to elect to exercise its right to purchase securities as described above. The party whose valuation is not selected shall pay the costs and fees of the Independent Accountant.

                 E. AFFILIATE TRANSACTIONS. Except for the Malm transaction, for a period of three years following the date hereof, neither Global nor any Subsidiary shall enter into any transaction (other than the employment relationships currently existing) with any director, officer, shareholder or any of their Affiliates other than transactions in the ordinary course of business on terms no less favorable to Global or such Subsidiary, as the case may be, than could be obtained from an independent third party.

                 F. ANTIDILUTION RIGHTS. Except for the Malm transaction, prior to the date of the next shareholders meeting, Global shall not issue or sell, or enter into any agreement to issue or sell, any debt or equity securities, or rights therefor, or amend its certificate of incorporation or bylaws in a manner which affects its outstanding securities, without the prior written consent of Erekesef, which consent may be withheld in its absolute discretion.

         VI. CONDITIONS TO THE OBLIGATIONS OF EREKESEF. The obligation of Erekesef to consummate the transactions under this Agreement shall be subject to the satisfaction of each of the conditions set forth in this Section 6, unless waived by Erekesef.

                 A. ACCURACY OF REPRESENTATIONS AND WARRANTIES OF GLOBAL AND RELATED CERTIFICATE. The representations and warranties of Global set forth in Section 2 shall be true and correct as of the Closing Date as though made on and as of such date; and Erekesef shall have received from Global a certificate to such effect, dated the Closing Date, signed by an officer duly authorized to act on its behalf.

                 B. PERFORMANCE AND RELATED CERTIFICATES. Global shall have performed all obligations and complied with all covenants required to be performed or to be complied with by Global under this Agreement on or prior to the Closing Date, and all conditions to the obligations of Erekesef shall have been satisfied, and Erekesef shall have received from Global a certificate to such effect, dated the Closing Date, signed by an officer duly authorized to act on its behalf.

                 C. NO PENDING OR THREATENED LEGAL ACTION. No order, injunction, decree or other action or legal, administrative, arbitration or other proceeding or investigation by any Government shall be pending or threatened, challenging or imposing a material limitation on the execution, delivery or performance of this Agreement, the consummation of any of the transactions contemplated hereby or the operation by Global of its business as now conducted or as presently proposed to be conducted.

                 D. AUTHORIZATION OF AGREEMENTS BY GLOBAL. Global shall deliver to Erekesef resolutions of the Board of Directors of Global authorizing the Global to enter into the agreements contemplated by this Agreement, accompanied by a certificate of the Secretary of the Company certifying that such resolutions have been duly adopted by the Board of Directors of Global, have not been amended or superseded by any other action of the Board of Directors of Global, and remain in full force and effect.

                 E. PROCEEDINGS AND DOCUMENTS. All proceedings taken in connection with the transactions contemplated hereby and all documents incident to such transactions shall be reasonably satisfactory in form and substance to Erekesef and its counsel.

                 F. APPOINTMENT OF DIRECTORS. Nominees of Erekesef shall have been appointed to the Board of Directors of Global as specified in Section 5.1(a).

         VII. CONDITIONS TO THE OBLIGATIONS OF GLOBAL. The obligations of Global to consummate the transactions under this Agreement shall be subject to the satisfaction of each of the conditions set forth in this Section 7, unless waived by Global.

                 A. ACCURACY OF REPRESENTATIONS AND WARRANTIES OF EREKESEF; PERFORMANCE OF OBLIGATIONS AND RELATED CERTIFICATES. The representations and warranties of Erekesef set forth in Section 3 shall be true and correct as of the Closing Date as though made on and as of such date; Erekesef shall have performed all obligations and complied with all covenants required to be performed or complied with by it under this Agreement and Global shall have received on the Closing Date from Erekesef a certificate dated the Closing Date, to such effect, which certificate or certificates shall be signed by Erekesef.

                 B. PERFORMANCE AND RELATED CERTIFICATES. Erekesef shall have performed all obligations and complied with all covenants required to be performed or to be complied with by it under this Agreement on or prior to the Closing Date and all conditions to the obligations of Global shall have been satisfied, and Global shall have received from Erekesef a certificate to such effect, dated the Closing Date, signed by Erekesef.

                 C. NO PENDING OR THREATENED LEGAL ACTION. No order, injunction, decree or other action or legal, administrative, arbitration or other proceeding or investigation by any Government shall be pending or threatened, challenging or imposing a material limitation on the execution, delivery or performance of this Agreement, or the consummation of any of the transactions contemplated hereby.

                 D. PROCEEDINGS AND DOCUMENTS. All proceedings taken in connection with the transactions contemplated hereby and all documents incident to such transactions shall be reasonably satisfactory in form and substance to Global and its counsel.

         VIII.   DEFINITIONS

                 A. "AFFILIATE" means, with respect to any Person: (A) any Person who is an "affiliate" of such Person as defined in Rule 12b-2 of the United States Securities Exchange Commission under the United States Securities and Exchange Act of 1934, as amended, (B) any Person who is a director, officer or partner or holds a similar position with any entity in which such Person has a 10% or greater equity or profit interest, and (C) any family member of a person referred to in (A) or (B).

                 B. "CONTRACTUAL OBLIGATION" means, in respect of any Person, any agreement or instrument, written or oral, to which such Person is a party or by which it or any of its properties or assets are bound, including, without limitation, (i) any charter, bylaw, trust instrument, indenture or evidence of indebtedness and (ii) any lease, contract, guarantee, indemnity or other obligation or commitment either by the Person or by any other person which relates to the property, assets, obligations or commitments of the Person.

                 C. "GOVERNMENT" means the government of the United States of America, or any political subdivision of the United States of America (including, without limitation, any state, territory, federal district, county, municipality or possession), and any department, agency or instrumentality of any of the foregoing; and "Governmental" means of, by, or pertaining to any Government.

                 D. "INTANGIBLE" means any trademark, service mark, trade name (whether registered or unregistered), copyright, license, patent or design patent, or pending application therefor, trade secret, process, recipe or formula, and any right with respect to the foregoing and with respect to the use of any brand name, distinctive emblem or devices of merchandising and design.

                 E. "LIEN" means any mortgage, lien, charge, security interest, encumbrance, pledge, adverse claim, interest of third parties or other encumbrance or restriction of any nature whatsoever, including, without limitation, any of the foregoing arising under any title retention or conditional sale agreement but does not include Liens for current Taxes not yet due and payable or being contested in good faith by appropriate proceedings (and for which adequate reserves have been set aside on the books of the person subject to such taxes).

                 F. "PERSON" means any individual, corporation, partnership, joint venture, trust, estate, unincorporated organization, Government or Governmental body.

                 G.       "REQUIREMENT OF LAW" in respect of any Person means
(i) any law, rule, regulation, restriction, order, writ, judgment, award, determination, injunction or decree of any court or Government, or any decision or ruling of any arbitrator, applicable to such Person or any of its properties or assets, and (ii) the certificate of incorporation or other charter document or bylaws of such Person.

                 H. "TAXES" means all Governmental taxes, assessments, fees, levies, imposts, duties, license and registration fees, charges or withholdings of any nature whatsoever arising in connection with or in respect of any assets, income, profits, businesses or other properties of any nature whatsoever.

         IX. BROKERS AND FINDERS. Neither Global nor Erekesef, or any of them (whether individually or as a representative), nor any Person acting on behalf of any of them has employed any broker, agent or finder, or incurred any liability for any brokerage fees, agents' commissions, finders' fees or advisory fees in connection with the transactions contemplated hereby; and Erekesef agrees that it shall indemnify and hold Global harmless in respect of any damages (as defined in Section 10.4) arising out of any agreements or arrangements or understandings claimed to have been made by Erekesef, or any Person acting on its behalf, with any third party; and Global shall indemnify and hold Erekesef harmless in respect of any damages arising out of any agreements or arrangements or understandings claimed to have been made by Global, or any Person acting on its behalf, with any third party.

         X.      INDEMNIFICATION.

                 A. INDEMNIFICATION BY EREKESEF. Erekesef hereby indemnifies Global and/or its Affiliates (collectively the "Erekesef Indemnified Parties" and each individually a "Erekesef Indemnified Party") against, and agrees to hold the Erekesef Indemnified Parties harmless from, and to defend Erekesef Indemnified Parties against, any and all Damages (as defined below) incurred or suffered by the Erekesef Indemnified Parties arising out of any misrepresentation, inaccuracy or omission in any representation or warranty made by Erekesef under this Agreement or any agreement delivered in connection herewith, or any breach of any warranty, covenant or agreement made or to be performed by Erekesef pursuant to this Agreement. No investigation by Global at or prior to the date hereof shall relieve Erekesef of any liability hereunder.

                 B. INDEMNIFICATION BY GLOBAL. Global hereby indemnifies Erekesef and/or its Affiliates (collectively, the "Global Indemnified Parties" and each individually a "Global Indemnified Party") against, and agrees to hold the Global Indemnified Parties from, and to defend the Global Indemnified Parties against, any and all Damages incurred or suffered by the Global Indemnified Parties arising out of any misrepresentation, inaccuracy or omission in any representation or warranty of Global under this Agreement or any agreement delivered in connection herewith, or any breach of any warranty, covenant or agreement made or to be performed by Global pursuant to this Agreement. No investigation by Erekesef at or prior to the date hereof shall relieve Global of any liability hereunder.

                 C. RIGHTS CUMULATIVE; SEVERABILITY. No right granted to the parties hereunder on default or breach is intended to be in full or complete satisfaction of any damages arising out of such default or breach, and each and every such right hereunder, or under any other document delivered hereunder, or allowed by law or equity, shall be cumulative and may be exercised from time to time. If any provision of this Agreement or the application thereof to any person or circumstance is held unconstitutional or otherwise invalid, the unconstitutionality or invalidity thereof shall not affect other provisions or applications which can be given reasonable effect without the unconstitutional or invalid provision or application, and to this end the provisions of this Agreement are severable.

                 D. DAMAGES. "Damages" as used herein shall mean any and all claims, actions, demands, losses, costs, expenses, liabilities, damages and recoveries to the full amount of the actual damage occasioned by each deficiency, misrepresentation, inaccuracy, omission or breach in each case including interest, penalties or other damage (including, without limitation, reasonable attorneys' fees and other costs and expenses reasonably incurred in investigating or in attempting to avoid the same or oppose the imposition thereof or of enforcing this indemnity).

                 E. RIGHT TO DEFEND, ETC. If the facts giving rise to any such indemnification shall involve any actual claim or demand by any third Person against an Erekesef Indemnified Party or a Global Indemnified Party (referred to hereinafter as an "Indemnified Party"), the indemnifying party shall be entitled to notice of and entitled (without prejudice to the right of any Indemnified Party to participate at its own expense through counsel of its own choosing) to defend or prosecute such claim at its expense and through counsel of its own choosing and to control such defense if it gives written notice of its intention to do so no later than the time by which the interests of the Indemnified Party would be materially prejudiced as a result of its failure to have received such notice; provided, however, that if the defendants in any action shall include both the indemnifying party and an Indemnified Party, and the Indemnified Party shall have reasonably concluded that counsel selected by the indemnifying party has a conflict of interest because of the availability of different or additional defenses to the Indemnified Party, each Indemnified Party shall have the right to select separate counsel to participate in the defense of such action on its behalf, at the expense of the indemnifying party. The Indemnified Party shall cooperate fully in the defense of such claim and shall make available to the indemnifying party pertinent information under its control relating thereto, but shall be entitled to be reimbursed, as provided in this Section 10, for all costs and expenses incurred by it in connection therewith.

                 F. SUBROGATION. If the Indemnified Party receives payment or other indemnification from the indemnifying party hereunder with respect to any claim or demand by any third Person against the Indemnified Party, the indemnifying party shall be subrogated to the extent of such payment or indemnification to all rights in respect of the subject matter of such claim to which the Indemnified Party may be entitled, to institute appropriate action for the recovery thereof, and the Indemnified Party agrees to provide reasonable levels of assistance and cooperation to the indemnifying party (but only if such does not involve expense to the Indemnified Party) in enforcing such rights.

         XI. NO THIRD PARTY BENEFICIARIES. Nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any persons other than the parties hereto and their respective successors and assigns, nor relieve or discharge the obligation or liability of any third party to either party to this Agreement, nor give any third party any right of subrogation or action against any party to this Agreement.

         XII. TERM. The term of this Agreement shall commence on the date hereof and shall terminate upon date that Erekesef owns less than 5% of the issued and outstanding equity securities of the Corporation.

         XIII. TERMINATION. The transactions contemplated herein may be terminated at any time prior to the Closing, by mutual written consent of Global and Erekesef or by either party if the satisfaction of the conditions to the obligation of such party to effect the transactions contemplated hereby becomes impossible.

         XIV. WAIVER AND AMENDMENT. Any of the terms and provisions of this Agreement may be waived at any time by the party which is entitled to the benefit thereof, but only by a written instrument executed by such party. This Agreement may be amended only by an agreement in writing executed by Global and Erekesef.

         XV. NOTICES. All notices, requests, demands, deliveries and other communications hereunder shall be in writing and, except as otherwise specifically provided in this Agreement, shall be deemed to have been duly given, upon receipt, if delivered personally or via fax, or ten business days after deposit in the mail, if mailed, first class with postage prepaid (confirmed by telex if the addressee is in a country other than that of the sender) to the parties at the following addresses:

                          If to Global:

                          Global One Distribution & Merchandising Inc.
                          5548 Lindbergh Lane
                          Bell, California  90201
                          Attn:  President
                          Fax (213) 263-9258

                          with a copy to:

                          Kampf & Associates, Inc.
                          Suite 901
                          821 Marquette Avenue South
                          Minneapolis, Minnesota  55402-2903
                          Attn:  Mr. William I. Kampf, Esq.

                          with a copy to:

                          Jeffrey P. Grogin, Esq.
                          Samaha Grogin LLP
                          911 East Colorado Boulevard
                          Third Floor
                          Pasadena, California  91106
                          Fax: (626) 584-6664

                          If to Seller:

                          Erekesef Securities Limited
                          6355 Topanga Canyon Boulevard
                          Suite 331
                          Woodland Hills, California  91367
                          Attn:  President
                          Fax:  (818) 712-0810

                          with a copy to:

                          Joseph P. Bartlett, Esq.
                          Kinsella, Boesch, Fujikawa & Towle, LLP
                          1901 Avenue of the Stars, Seventh Floor
                          Los Angeles, California  90067-6009
                          Fax:  (310) 284-6018

Any of the parties hereto may, from time to time, change its address for receiving notices by giving written notice thereof in the manner outlined above.

         XVI. COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         XVII. ENTIRE AGREEMENT. This Agreement and the other agreements entered into in connection herewith supersede all prior and contemporaneous negotiations and agreements (whether written or oral) and constitute the entire understanding among the parties hereto.

         XVIII. SUCCESSORS. This Agreement shall inure to the benefit of and be binding upon the parties named herein and their respective successors and assigns.

         XIX. HEADINGS. The section headings contained in this Agreement are for convenience only and shall not control or affect the meaning or construction of any of the provisions of this Agreement.

         XX. GOVERNING LAW. This Agreement shall be construed and enforced in accordance with the laws of the State of California applicable to Agreements to be entered into and entirely performed within such State.

         XXI.    ARBITRATION.





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
                 A. RULES OF ARBITRATION. All disputes arising in connection with this Agreement, other than matters pertaining to injunctive relief, shall be finally settled by arbitration by the American Arbitration Association ("AAA") in Los Angeles, California, in accordance with the rules of the AAA provided that to the extent necessary to render the decision of the Arbitrator enforceable in the courts of the State of California, the arbitration rules set forth in the California Code of Civil Procedure, Section 1280 et seq. (the "Rules of Arbitration") and the provisions of Section 1283.05 of the Rules of Arbitration concerning rights of discovery shall govern. Judgment on the award rendered by the arbitration panel (the "Arbitration Panel") may be entered in any court of competent jurisdiction.

                 B. INITIATION OF ARBITRATION. Any party which desires to initiate arbitration proceedings may do so by delivering written notice to the other party (the "Arbitration Notice") specifying (x) the nature of the dispute or controversy to be arbitrated; (y) the name and address of the arbitrator appointed by the party initiating such arbitration; and (z) such other matters as may be required by the Rules of Arbitration. The party who receives an Arbitration Notice shall appoint an arbitrator and notify the initiating party of such arbitrator's name and address within 30 days after delivery of the Arbitration Notice; otherwise, a second arbitrator shall be appointed at the request of the party who delivered the Arbitration Notice. The two arbitrators so appointed shall appoint a third arbitrator who shall be chairman of the Arbitration Panel and the "neutral arbitrator" for purposes of the Rules of Arbitration.

                 C. DECISIONS FINAL. All decisions of the Arbitration Panel shall be final, conclusive and binding on all parties and shall not be subject to judicial review except to the extent set forth in the California Code of Civil Procedure, Section 1285 et seq.

                 D. INJUNCTIVE RELIEF. Any proceeding for injunctive relief (including temporary restraining orders, preliminary injunctions and permanent injunctions) may be brought in any court of competent jurisdiction, and the parties consent to the non-exclusive jurisdiction of the California courts for such purpose.

         XXII. DELAY, ETC. No delay or omission to exercise any right, power or remedy accruing to any party hereto shall impair any such right, power or remedy of such party nor be construed to be a waiver of any such right, power or remedy nor constitute any course of dealing or performance hereunder.

         XXIII. COSTS AND ATTORNEYS' FEES. If any action, suit, arbitration proceeding or other proceeding is instituted arising out of this Agreement, the prevailing party shall recover all of such party's costs, including, without limitation, the court costs and attorneys' fees incurred therein, including any and all appeals or petitions therefrom. As used herein, "attorneys' fees" shall mean the full and actual costs of any legal services actually rendered in connection with the matters involved, calculated on the basis of the usual fee charged by the attorneys performing such services.

         XXIV. SPECIFIC PERFORMANCE. The parties hereto agree that the parties will be irreparably damaged in the event that this Agreement is not specifically enforced. Accordingly, in the event of any controversy concerning the LJR Shares or the Global Shares which are the subject of this Agreement, such rights or obligations shall be enforceable in a court of equity by a decree of specific performance. Such remedy shall be cumulative and not exclusive, and shall be in addition to any and all remedies which the parties hereto may have hereunder at law or in equity.

         XXV. ASSIGNMENT. Neither this Agreement nor any right pursuant hereto or interest herein shall be assignable by Global without the prior written consent of Erekesef, which may be withheld in Erekesef's absolute discretion; Erekesef may assign its rights hereunder to any person.





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
                 IN WITNESS WHEREOF, the undersigned parties hereto have duly executed this Agreement as of the date first above written.



                                  Global One Distribution & Merchandising Inc.


                                  By       /s/ Douglass E. Coy
                                    ------------------------------------------

                                  Title:  Chief Executive Officer
                                        --------------------------------------



                                  Erekesef Securities Limited



                                  By      /s/ Kevin Bermeister
                                    -----------------------------------------

                                  Title:  President
                                        -------------------------------------











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